Consent of Independent Registered Public Accounting Firm

The Board of Directors
Macquarie Infrastructure Company LLC:

We consent to the incorporation by reference in the registration statement (No. 333-144016) on Form S-8 and the registration statement (No. 333-138010) on Form S-3 of Macquarie Infrastructure Company LLC of our report dated February 27, 2008, with respect to the consolidated balance sheets of Macquarie Infrastructure Company LLC as of December 31, 2007 and 2006, and the related consolidated statements of operations, consolidated statements of members’/stockholders’ equity and comprehensive income (loss), and consolidated statements of cash flows for the years ended December 31, 2007, 2006, and 2005 and the related financial statement schedule, and the effectiveness of internal controls over financial reporting as of December 31, 2007.

/s/ KPMG LLP

Dallas, Texas
February 27, 2008